Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
CHANGE OF SECRETARY TO THE BOARD (COMPANY SECRETARY) AND
AUTHORISED REPRESENTATIVE
The board of directors of PetroChina Company Limited (the “Company”) announces that Mr Li Huaiqi has tendered resignation from the positions of the secretary to the board of the Company (the “Board”) (company secretary) and an authorised representative of the Company with effect from 18 June 2009, as he will soon reach retirement age. Mr Li Huaiqi has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. Mr Li Hualin has been appointed as the secretary to the Board (company secretary) and an authorised representative of the Company with effect from 18 June 2009.
Li Hualin, aged 46, is a Vice President of the Company and Vice Chairman and General Manager of China Petroleum Hongkong (Holding) Limited. Mr Li has 25 years of experience in the oil and gas industry in China. He graduated from South West Petroleum University in 1983 with bachelor’s degree in Oil and Gas Exploration and Prospecting Engineering and obtained a master’s degree in Corporate Management at the China University of Petroleum in December 2002. Since December 1997, Mr Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. Since September 1999, Mr Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. Since January 2001, Mr Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited and an Executive Director and the General Manager of CNPC (HK) Limited. Since December 2001, he also became the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited. Mr Li has been the Chairman of CNPC (HK) Limited since January 2007. Mr Li has been appointed to his current position of the Company since November 2007.

The Board would like to express its sincere gratitude to Mr Li Huaiqi for his contributions to the Company during his tenure of service.

By order of the Board
PetroChina Company Limited
Jiang Jiemin
Chairman
18 June 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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